UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                               (AMENDMENT NO. 3)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Dynamics Corporation of America
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                   268039104
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                                 (CUSIP Number)


                                Joseph P. Walker
                              Chairman, President
                          and Chief Executive Officer
                                CTS Corporation
                            905 West Boulevard North
                             Elkhart, Indiana 46314
                                 (219) 326-3939
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 July 17, 1997
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 268039104
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CTS Corporation
      35-0225010
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                (See Item 6)                             b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      BK, WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      Indiana
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                  7     Sole Voting Power
  Number of
   Shares               100
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,215,164
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        100
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,215,164
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,215,164
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      31.7%
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14    Type of Reporting Person*

      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 268039104
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CTS First Acquisition Corp.
      EIN applied for
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                (See Item 6)                             b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      HC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      New York
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                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,215,164
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,215,164
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,215,164
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      31.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 amends and supplements the Schedule 13D first filed on June 16, 1997, (as amended by Amendments Nos. 1 and 2, the "Schedule 13D"), by CTS Corporation, an Indiana corporation ("CTS"), and CTS First Acquisition Corp. ("Sub"), a New York corporation and a wholly owned subsidiary of CTS. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 is hereby amended by adding the following thereto.

        On July 17, 1997, CTS, Sub and the Company entered into an Amended and Restated Merger Agreement, dated May 9, 1997 and amended and restated on July 17, 1997 (the "Amended Merger Agreement"). Pursuant to the Amended Merger Agreement, among other things, Shareholders will have the right, subject to certain limitations and possible proration, to elect to receive in the Merger, $58.00 per Share in cash or .88 CTS Shares, and the date by which CTS or the Company may terminate the Merger Agreement was extended from September 30, 1997 to October 31, 1997. Simultaneously with entering into the Amended Merger Agreement, CTS and Sub entered into a Shareholders Agreement (the "Shareholders Agreement") with WHX Corporation ("WHX") and SB Acquisition Corp., a wholly owned subsidiary of WHX ("WHX Sub"), pursuant to which, among other things, WHX and WHX Sub agreed to vote Shares beneficially owned by them for the Merger and against any competing transaction. Copies of the Amended Merger Agreement and the Shareholders Agreement are filed herewith as Exhibits (c)(6) and (c)(7), respectively, and the full text thereof is incorporated herein by reference.

        Based on representations of WHX and WHX Sub in the Shareholders Agreement, CTS believes that WHX and WHX Sub currently beneficially own 516,440 Shares (or 13.5% of the outstanding Shares) (the "WHX-Owned Shares"). WHX and WHX Sub filed a Schedule 13D with the Commission on July 18, 1997 in respect of the WHX-Owned Shares. Such Schedule 13D contains certain information concerning WHX and WHX Sub and their ownership of Shares. By virtue of the Shareholders Agreement, CTS and Sub may be deemed to be a member of a "group" with WHX and WHX Sub or to beneficially own the WHX-Owned Shares. However, CTS and Sub believe that they should not be deemed to have such beneficial ownership or group status, and hereby disclaim the same and assume no responsibility for any information disclosed by or other acts of WHX or WHX Sub.

Item 7. Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following thereto.

         (a) (16) Press Release dated July 17, 1997

         (c) (6) Amended and Restated Agreement and Plan of Merger, dated as of May 9, 1997 and amended and restated on July 17, 1997, among CTS Corporation, CTS First Acquisition Corp., and Dynamics Corporation of America.

             (7) Shareholders Agreement, dated as of July 17, 1997, by and among CTS Corporation, CTS First Acquisition Corp., WHX Corporation, and SB Acquisition Corp.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 18, 1997                  CTS CORPORATION


                                      By:      /s/ Joseph P. Walker
                                              --------------------------------
                                              Joseph P. Walker
                                              Chairman, President
                                              and Chief Executive Officer


                                      CTS FIRST ACQUISITION CORP.


                                      By:      /s/ Joseph P. Walker
                                              --------------------------------
                                              Joseph P. Walker
                                              President


                                      -5-